SembCorp Industries

Rule 12g3-2(b) File No. 825109

11 August 2005

05010725

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

f Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

SembCorp Industries

Co Regn No: 199802241 8D

August 11, 2005

SEMBCORP INDUSTRIES POSTS STRONG 1H2005

- **PATMI UP 40% TO $146.7 MILLION**
- **TURNOVER UP 23% TO $3.5 BILLION**

SembCorp Industries (SCI) turned in a strong first half 2005 performance, powered by good showing from its Utilities, Marine and Logistics businesses. The Group's profit attributable to shareholders of the Company (PATMI) rose 40% from 1H2004 to $146.7 million while turnover grew 23% to $3.5 billion from the same period last year.

SembCorp Utilities' 1H2005 PATMI grew 40% to $70.8 million driven mainly by stronger overseas businesses. Contribution from overseas operations excluding exceptional items (EI) achieved credible growth of 25% over 1H2004. The high power market coupled with the increased take-up volumes on site, have led to robust performance by its UK operations in Teesside. Meanwhile drought conditions in northern Vietnam have triggered higher power dispatch from its Vietnam power plant, Phu My 3.

Commented SCI's Group's President and CEO, Mr Tang Kin Fei, "Overseas operations excluding EI contribution now accounts for 33% of integrated utilities and energy's PATMI. This clearly affirms that our overseas thrust is bearing fruit. We will continue to push outwards and strengthen our various footholds in the international market."

Over and above the good performance by its operations, SembCorp Utilities also achieved several milestones for its pipeline projects in China. As such, it now expects its Shanghai cogeneration plant to commence commercial operations by end of 2005, ahead of schedule. SembCorp Utilities on June 8, 2005, further established a third beachhead in China when it inked a Joint Venture Agreement to acquire a 20,000 m^3/ day industrial wastewater treatment plant in ZhangJiaGang Free Trade Zone.

For 1H2005, the Group's Marine business delivered another record set of results. SembCorp Marine's turnover reached $908 million while the Group's share of Marine's PATMI grew 18% to $36 million. During the period it clinched an unprecedented $5 billion order book and also announced that it would be paying an interim dividend of 2.5 cents at half year.

Meanwhile SembCorp Logistics' higher earnings in 1H2005 came from the good performance of its Supply Chain Management operations in South East Asia.

Outlook

"Favourable industry dynamics coupled with our entrenched market positioning stand the Group in good stead to deliver an overall healthy performance for 2005. We will continue to capitalise on upward growth trends especially in the petrochemical, oil and gas sectors and exploit the opportunities that arise," guided Mr Tang.

The Group's overall operating performance for 2005 is expected to be better than that of 2004 on a comparable basis, which excludes profit contribution from Kuehne & Nagel International (KNI) in 2004.

Strong earnings growth

- Turnover of $3.5 billion, up 23%
- PATMI of $146.7 million, up 40%
- PATMI before EI (excluding KNI) of $131.7 million, up 45%

Solid performance from key businesses

- Utilities, Marine and Logistics achieved double-digit growth

Healthy Balance Sheet

- Net gearing of 0.02
- Interest cover at 10 times

Strong operating cash flow

- Operating cash flow at $462 million

Sustainable growth for the future

- Strong Group orderbook of $8 billion as at 30 June 2005 (excluding long term contracts in Utilities and Logistics)
- Earnings underpinned by stable and sustainable earnings from key businesses

-End-

For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

SECOND QUARTER 2005 FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2005

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter ended June 30, 2005.

1. GROUP PROFIT AND LOSS STATEMENT

	2Q05 $'000	2Q04 $'000 (Restated)	+ / (-) %	1H05 $'000	1H04 $'000 (Restated)	+ / (-) %
Turnover	**1,685,538**	**1,510,972**	**11.6**	**3,540,412**	**2,880,411**	**22.9**
Cost of sales	(1,505,515)	(1,359,001)	10.8	(3,209,790)	(2,587,214)	24.1
Gross profit	180,023	151,971	18.5	330,622	293,197	12.8
General & administrative expenses	(83,045)	(72,147)	15.1	(148,079)	(151,605)	(2.3)
Non-operating income (net)	25,165	23,337	7.8	37,370	30,137	24.0
Finance costs	(12,755)	(17,440)	(26.9)	(32,614)	(35,827)	(9.0)
Share of results of:						
- Associates	15,945	22,740	(29.9)	26,398	43,650	(39.5)
- Joint ventures	5,919	6,273	(5.6)	15,654	10,244	52.8
Profit before taxation and exceptional items	**131,252**	**114,734**	**14.4**	**229,351**	**189,796**	**20.8**
Exceptional items (See note 1b)	7,934	-	NM	24,534	-	NM
Profit before taxation	**139,186**	**114,734**	**21.3**	**253,885**	**189,796**	**33.8**
Taxation	(35,638)	(25,585)	39.3	(52,070)	(33,215)	56.8
Profit for the period	**103,548**	**89,149**	**16.2**	**201,815**	**156,581**	**28.9**
Attributable to:						
Shareholders of the Company						
Net profit before exceptional items	72,918	60,945	19.6	131,708	105,097	25.3
Exceptional items	1,448	-	NM	14,988	-	NM
	74,366	**60,945**	**22.0**	**146,696**	**105,097**	**39.6**
Minority interests	29,182	28,204	3.5	55,119	51,484	7.1
	103,548	**89,149**	**16.2**	**201,815**	**156,581**	**28.9**
Earnings per ordinary shares (cents)						
Before exceptional items						
-basic	4.13	3.34	23.7	7.33	5.77	27.0
-diluted	4.09	3.34	22.5	7.27	5.76	26.2
After exceptional items						
-basic	4.22	3.34	26.3	8.16	5.77	41.4
-diluted	4.17	3.34	24.9	8.09	5.76	40.5
Annualised Return on equity (%)	N.A	N.A	N.A	14.1%	11.5%	22.5
Economic value added ($'000)	78,023	26,561	193.8	123,356	27,973	341.0

* NM - Not Meaningful

Restated for the change in accounting policies in 2005 and the adoption of FRS 103, revised FRS 36 and Revised FRS 38 as announced in 3Q04. Certain comparative figures have also been adjusted to conform with the current year's presentation.

Notes to Group Profit and Loss Statement:

1a. **Profit before taxation is arrived at after (charging)/crediting the following significant items:**

	2Q05 $'000	2Q04 $'000 (Restated)	1H05 $'000	1H04 $'000 (Restated)
Depreciation and amortisation	(47,737)	(43,480)	(90,414)	(88,454)
Allowance (made) / written back for doubtful debts & bad debts	(1,623)	4,968	(3,645)	16
Allowance (made) / written back for impairment in value of assets	(3,617)	980	(3,614)	953
Interest and other income	12,441	11,028	27,387	20,046
Profit on sale of property, plant & equipment	3,886	4,318	4,007	7,734
Gain on disposal in investments	1,006	1,433	2,163	1,883
Foreign exchange gain	6,920	6,167	3,372	1,389

1b. **Exceptional items comprise of:**

	2Q05	2Q04	1H05	1H04
Gain on disposal of associates	29,608	-	46,208	-
Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration	(21,674)	-	(21,674)	-
	7,934	-	24,534	-
Less: Tax and Minority Interests	(6,486)	-	(9,546)	-
Net exceptional items	1,448	-	14,988	-

1c. **Taxation**

The Group's tax charge for 2Q05 included under provision of tax in respect of prior year of $272,000 (2Q04: write-back of over provision of tax in respect of prior years of $2,346,000).

The Group's tax charge for 1H05 included Group Tax Relief of $2,710,000 (1H04: $6,854,000) respectively; write-back of provision for deferred tax of Nil (1H04: $4,259,000 mainly due to reduction in Singapore corporate tax rate from 22% to 20%); and write-back of over provision of tax in respect of prior years of $2,425,000 (1H04: $2,422,000).

1d. **Earnings per ordinary share**

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	2Q05	2Q04 (Restated)	+ / (-) %	1H05	1H04 (Restated)	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items	4.13	3.34	23.7	7.33	5.77	27.0
(b) After exceptional items	4.22	3.34	26.3	8.16	5.77	41.4
- Weighted average number of shares (in million)	1,764.3	1,822.7	(3.2)	1,797.0	1,822.3	(1.4)
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items	4.09	3.34	22.5	7.27	5.76	26.2
(b) After exceptional items	4.17	3.34	24.9	8.09	5.76	40.5
- Adjusted weighted average number of shares (in million)	1,781.4	1,825.3	(2.4)	1,812.6	1,825.2	(0.7)

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/06/2005	As at 31/12/2004	As at 30/06/2005	As at 31/12/2004
	$000	$000 (Restated)	$000	$000 (Restated)
Share Capital	433,179	456,623	433,179	456,623
Reserves	1,414,816	1,501,722	943,566	1,042,143
	1,847,995	1,958,345	1,376,745	1,498,766
Minority interests	803,070	843,232	-	-
Capital employed	2,651,065	2,801,577	1,376,745	1,498,766
Non-current assets				
Property, plant & equipment	2,464,869	2,491,845	840	819
Investments in subsidiaries	-	-	2,396,587	2,791,110
Interests in associates	299,290	289,646	-	-
Interests in joint ventures	408,059	387,997	-	-
Other financial assets	145,538	179,978	-	90
Long term receivables and prepayments	176,319	194,019	-	-
Intangible assets	195,245	145,132	90	-
Deferred tax assets	18,088	19,092	-	-
	3,707,408	3,707,709	2,397,517	2,792,019
Current assets				
Inventories and work-in-progress	778,463	734,425	-	-
Trade and other receivables	1,467,739	1,421,239	74,110	571,927
Other financial assets	4,800	1,688	-	-
Non-current assets held for sale	53,192	53,192	-	-
Bank balances, fixed deposits and cash	1,336,820	2,099,962	198,413	23,264
	3,641,014	4,310,506	272,523	595,191
Current liabilities				
Trade and other payables	1,839,843	2,097,071	889,135	1,484,952
Excess of progress billings over work-in-progress	428,946	247,347	-	-
Provisions	661,493	661,826	-	-
Employee benefits	7,062	6,284	2,502	2,544
Current tax payable	96,415	89,516	-	-
Interest-bearing borrowings	406,409	968,444	250,000	250,000
Other financial liabilities	25,912	-	-	-
	3,466,080	4,070,488	1,141,637	1,737,496
Net current assets/(liabilities)	174,934	240,018	(869,114)	(1,142,305)
Non-current liabilities				
Deferred tax liabilities	173,129	150,648	195	195
Provisions	14,097	18,607	-	-
Employee benefits	50,419	52,598	1,463	753
Interest-bearing borrowings	928,870	820,927	150,000	150,000
Other financial liabilities	5,361	-	-	-
Other long-term liabilities	59,401	103,370	-	-
	1,231,277	1,146,150	151,658	150,948
	2,651,065	2,801,577	1,376,745	1,498,766

Restated for the change in accounting policies in 2005.

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

	As at 30/6/2005 $'000	As at 31/12/2004 $'000
(i) Amount repayable in one year or less, or on demand		
Secured	51,067	155,977
Unsecured	396,097	876,780
	447,164	1,032,757
(ii) Amount repayable after one year		
Secured	411,759	459,466
Unsecured	529,959	413,035
	941,718	872,501
Total	1,388,882	1,905,258

(iii) Details of any collaterals
The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,009 million (31/12/2004: $857 million).

2b. Net asset value

	Group		Company	
	30/6/2005	31/12/2004	30/6/2005	31/12/2004
Net asset value per ordinary share based on issued share capital at the end of the financial period / year (in $)	1.07	1.07	0.79	0.82
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period / year (in $)	0.95	0.99	0.79	0.82

2c. The Group shareholders' funds decreased from $1.9 billion at December 31, 2004 to $1.8 billion at June 30, 2005 mainly due to return of capital of approximately $215 million to its shareholders via a capital reduction and payment of final dividend of $73 million in respect of financial year 2004. This is partly offset by an increase in retained profits for the period and fair value adjustment for investments as required by the adoption new accounting standard FRS 39 – Financial Instruments: Recognition and Measurement with effect from January 1, 2005 (refer to paragraph 8).

Group total assets decreased from $8.0 billion as at December 31, 2004 to $7.3 billion as at June 30, 2005. The decrease in bank balances, fixed deposits, and cash was due to payments made by the Company and its subsidiary, SembCorp Logistics, relating to the special interim dividends as well as the capital reduction exercises and also payment of final dividend in respect of financial year 2004.

Associates and Joint Ventures were higher because of increased investments in Cosco Shipyard and Footwork Express and the Group's share of profits made by these associates and joint ventures during the period.

Inventories, Work in progress and Trade and other receivables increased as more projects were undertaken by Marine and other business units.

Trade and other payables decreased following the payment of the special interim dividend at the beginning of 2005.

With strong dividend income and operating cashflows, the Group paid down its interest bearing borrowings.

Other financial liabilities reflect the fair value of the financial instruments recognised on the adoption of FRS 39. These instruments include interest rate swap agreements and forward foreign exchange contracts.

3. GROUP CONSOLIDATED CASH FLOW STATEMENT

	2Q05 $'000	2Q04 $'000 Restated	1H05 $'000	1H04 $'000 Restated
Cash flows from Operating Activities				
Profit before tax and minority interests	139,186	114,734	253,885	189,796
Adjustment for :				
Dividend and interest income	(8,083)	(6,706)	(16,801)	(11,174)
Finance costs	12,755	17,440	32,614	35,827
Depreciation and amortisation	47,737	43,480	90,414	88,454
Share of results of associated companies and joint ventures	(21,864)	(29,013)	(42,052)	(53,894)
Profit on sale of property, plant and equipment	(3,886)	(4,318)	(4,007)	(7,734)
Gain on disposal of investments	(30,614)	(1,433)	(48,371)	(1,883)
Allowance made / (write-back) for doubtful debts (net)	1,623	(4,968)	3,645	(16)
Changes in fair value of financial instruments and hedge items	4,447	-	5,543	-
Share option expenses	1,096	888	2,650	1,776
Provisions (written-back) / made	(1,692)	(20,297)	(8,966)	(16,945)
Allowance made / (written-back) for impairment loss	3,077	(475)	4,107	57
Operating profit before working capital changes	143,782	109,332	272,661	224,264
Changes in working capital:				
Inventories and work-in-progress	(207,283)	(74,337)	(33,171)	(233,830)
Receivables	(5,000)	(24,598)	27,469	(127,001)
Payables	210,134	142,284	314,005	331,296
Balances with related parties	(63,537)	8,521	(98,124)	(51,476)
	78,096	161,202	482,840	143,253
Income tax paid	(19,185)	(13,049)	(21,466)	(18,799)
Net cash inflow from operating activities	58,911	148,153	461,374	124,454
Cash flows from Investing Activities				
Dividend and interest received	11,638	33,136	25,455	48,389
Proceeds from disposal of associates and joint ventures	44,488	2,209	91,737	2,610
Proceeds from disposals of investments	85,226	1,057	87,585	3,163
Proceeds from disposal of property, plant and equipment	18,680	36,554	19,040	44,764
Acquisition / additional interest in subsidiaries, net of cash acquired	-	(1,368)	-	(2,028)
Payment for the acquisition of a subsidiary	-	-	(6,616)	-
Acquisition / additional investments in associates and joint ventures	-	(29,359)	(47,456)	(36,773)
Acquisition of other long term investments	-	(80,202)	-	(94,804)
Purchase of property, plant and equipment	(72,502)	(46,135)	(112,403)	(73,031)
Long term receivables & Prepayments	(28,947)	50,883	(21,058)	54,914
Development and software costs paid	(229)	(886)	(685)	(886)
Net cash inflow /(outflow) from investing activities	58,354	(34,111)	35,599	(53,682)
Cash flows from Financing Activities				
Proceeds from share issue	17,282	928	24,104	1,373
Proceeds from share issue to minority shareholders of subsidiaries	7,872	528	21,488	11,668
Net increase / (decrease) in bank borrowings	134,086	95,222	(446,527)	98,026
Net decrease in other long term liabilities	(5,304)	(9,392)	(6,310)	(11,584)
Capital reduction paid to shareholder of the Company	(214,797)	-	(214,797)	-
Capital reduction paid to minority shareholders of subsidiary	(98,882)	-	(98,882)	-
Dividend paid to shareholders of the Company	(73,379)	(72,903)	(164,701)	(72,903)
Dividends paid to minority shareholders of subsidiaries	(43,133)	(23,457)	(339,702)	(31,265)
Interest paid	(17,980)	(19,572)	(35,581)	(35,415)
Net cash outflow from financing activities	(294,235)	(28,646)	(1,260,908)	(40,100)
Net (decrease) / increase in cash and cash equivalents	(176,970)	85,396	(763,935)	30,672
Cash and cash equivalents at beginning of period / year	1,515,002	570,455	2,099,962	623,188
Effects of exchange rate changes on cash and equivalents	(4,238)	(25)	(2,233)	1,966
Cash and cash equivalents at end of period	1,333,794	655,826	1,333,794	655,826

Restated for the change in accounting policies in 2005 and the adoption of FRS 103, revised FRS 36 and Revised FRS 38 as announced in 3Q04. Certain comparative figures have also been adjusted to conform with the current year's presentation.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumu-lated Profits	Total	Minority Interests	Capital Employed
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q05									
At 1/1/2005									
- As previously reported	456,623	296,628	29,201	37,521	30,196	1,108,176	1,958,345	843,232	2,801,577
- Change in accounting policies	-	-	-	15,146	827	(15,157)	816	11,580	12,396
- As restated	456,623	296,628	29,201	52,667	31,023	1,093,019	1,959,161	854,812	2,813,973
Issue of shares	1,222	5,600	-	-	-	-	6,822	-	6,822
Share based payment	-	-	-	1,554	-	-	1,554	320	1,874
Realisation of reserve upon disposal of subsidiaries, associates and changes in group structure	-	-	-	(1,121)	(876)	(1)	(1,998)	12,597	10,599
Foreign currency translation difference	-	-	-	-	(8,098)	-	(8,098)	(1,070)	(9,168)
Net fair value changes on Available-for-Sale financial assets	-	-	-	12,785	-	-	12,785	6,530	19,315
Net fair value changes on cash flow hedges	-	-	-	1,798	-	-	1,798	(1,023)	775
Profit for the period	-	-	-	-	-	72,330	72,330	25,937	98,267
At 31/3/2005	457,845	302,228	29,201	67,683	22,049	1,165,348	2,044,354	898,103	2,942,457
2Q05									
Issue of shares	2,872	14,410	-	-	-	-	17,282	-	17,282
Capital reduction	(27,538)	(22,030)	-	-	-	(165,229)	(214,797)	(98,882)	(313,679)
Share based payment	-	-	-	1,096	-	-	1,096	297	1,393
Realisation of reserve upon disposal of subsidiaries, associates and changes in group structure	-	-	-	1,376	(674)	(5,624)	(4,922)	7,912	2,990
Foreign currency translation difference	-	-	-	-	2,639	-	2,639	4,240	6,879
Net fair value changes on Available-for-Sale financial assets	-	-	-	8,918	-	-	8,918	5,078	13,996
Net fair value changes on cash flow hedges	-	-	-	(7,562)	-	-	(7,562)	273	(7,289)
Profit for the period	-	-	-	-	-	74,366	74,366	29,182	103,548
Dividend paid				-		(73,379)	(73,379)	(43,133)	(116,512)
At 30/06/2005	433,179	294,608	29,201	71,511	24,014	995,482	1,847,995	803,070	2,651,065
1Q04									
At 1/1/2004									
- As previously reported	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676	668,017	2,383,693
- Change in accounting policies	-	-	-	747	606	32,483	33,836	-	33,836
- As restated	455,429	292,629	29,201	36,647	67,884	867,722	1,749,512	668,017	2,417,529
Issue of shares	112	333	-	-	-	-	445	-	445
Share based payment	-	-	-	888	-	-	888	300	1,188
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	(215)	-	-	(215)	6,423	6,208
Foreign currency translation difference	-	-	-	-	4,422	-	4,422	(3)	4,419
Profit for the period	-	-	-	-	-	44,152	44,152	23,280	67,432
Dividend paid	-	-	-	-	-	-	-	(7,407)	(7,407)
At 31/3/2004	455,541	292,962	29,201	37,320	72,306	911,874	1,799,204	690,610	2,489,814
2Q04									
Issue of shares	221	707	-	-	-	-	928	-	928
Share based payment	-	-	-	888	-	-	888	300	1,188
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	313	(5)	-	308	2,025	2,333
Foreign currency translation difference	-	-	-	-	(1,477)	-	(1,477)	164	(1,313)
Profit for the period	-	-	-	-	-	60,945	60,945	28,204	89,149
Dividend paid	-	-	-	-	-	(72,903)	(72,903)	(30,864)	(103,767)
At 30/06/2004	455,762	293,669	29,201	38,521	70,824	899,916	1,787,893	690,439	2,478,332

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumu-lated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q05					
At 1/1/2005					
- As previously reported	456,623	296,628	-	745,515	1,498,766
- Change in accounting policies	-	-	528	(528)	-
- As restated	456,623	296,628	528	744,987	1,498,766
Share based payment	-	-	422	-	422
Issue of shares	1,222	5,600	-	-	6,822
Profit for the period	-	-	-	92,268	92,268
At 31/3/2005	**457,845**	**302,228**	**950**	**837,255**	**1,598,278**
2Q05					
Share based payment	-	-	175	-	175
Issues of shares	2,872	14,410	-	-	17,282
Capital reduction	(27,538)	(22,030)	-	(165,229)	(214,797)
Profit for the period	-	-	-	49,186	49,186
Dividend paid	-	-	-	(73,379)	(73,379)
At 30/06/2005	**433,179**	**294,608**	**1,125**	**647,833**	**1,376,745**
1Q04					
At 1/1/2004					
- As previously reported	455,429	292,629	-	491,098	1,239,156
- Change in accounting policies	-	-	82	(82)	-
- As restated	455,429	292,629	82	491,016	1,239,156
Share based payment	-	-	111	-	111
Issues of shares	112	333	-	-	445
Profit for the period	-	-	-	1,650	1,650
At 31/3/2004	**455,541**	**292,962**	**193**	**492,666**	**1,241,362**
2Q04					
Share based payment	-	-	111	-	111
Issues of shares	221	707	-	-	928
Profit for the period	-	-	-	29,497	29,497
Dividend paid	-	-	-	(72,903)	(72,903)
At 30/06/2004	**455,762**	**293,669**	**304**	**449,260**	**1,198,995**

4c. Changes in the Company's share capital

During 2Q05, the Company issued 11,487,296 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

In addition, the Company cancelled 110,152,452 ordinary shares of $0.25 each at the price of $1.95 per share pursuant to a capital reduction.

As at June 30, 2005, the Company's issued and paid up capital comprises 1,732,714,062 (June 30, 2004: 1,823,048,445) ordinary shares of $0.25 each and there were 49,009,926 (June 30, 2004: 67,921,745) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

5. AUDIT

The figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries, as agreed with the Audit Committee, on the figures. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2400.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2004 except as disclosed in paragraph 8.

8. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2005, the Group adopted new Financial Reporting Standards (FRS) and revisions to various existing FRS which were issued by the Council on Corporate Disclosure and Governance.

The material impact of the changes in accounting policies are currently assessed as follows:

<u>FRS 39 – Financial Instruments: Recognition and Measurement</u>
Financial assets and liabilities, including derivative financial instruments are classified and measured in accordance with the requirements under FRS 39. This change in accounting policy has been accounted for prospectively in accordance with the transitional provisions. The adoption of FRS 39 has resulted in an increase of $10.6 million in Other Reserves and a decrease of $9.8 million in Accumulated Profits as at January 1, 2005.

<u>FRS 102 - Share-based Payment</u>
In compliance with FRS 102, share options to employees are measured at fair value at the date of grant and recognised as expense over the vesting period. Previously, share options to employees were not charged to the profit and loss account. This change in accounting policy has been accounted for retrospectively and resulted in the following:

a) There was no impact on the total equity of the Group and of the Company as at January 1, 2005 and January 1, 2004. However, Accumulated Profits of the Group and of the Company as at January 1, 2004 were decreased by $0.7 million and $0.1 million respectively; and likewise, the Other Reserves of the Group and of the Company were increased by the same amount,
b) Net profit of the Group and of the Company for FY04 decreased by $3.8 million and $0.5 million respectively, and
c) Net profit of the Group and of the Company for 2Q04 decreased by $0.8 million and $0.1 million respectively. Accordingly, the basic and diluted EPS for 2Q04 were reduced by 0.05 cents.

<u>Other Revised FRSs</u>
The Group adopted various revisions in FRSs, applicable from January 1, 2005. Except for the adoption of revised FRS 21: The Effect Of Changes In Foreign Exchange Rates, there are no other material financial impact on the Group.

Under revised FRS 21, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is neither denominated in the functional currency of the parent nor subsidiary, are to be recognised in the profit and loss account, instead of the Currency Translation Reserve, as previously allowed. The adoption of revised FRS 21 resulted in the following:
a) Accumulated Profits as at January 1, 2004 for the Group decreased by $0.6 million; and Currency Translation Reserve increased by $0.6 million; and
b) Net profit for FY04 decreased by $0.2 million.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

Excluding profit contribution from Kuehne & Nagel (KNI) in 2Q04, PATMI in 2Q05 was 40% higher as compared with the same period last year. The Group's profit attributable to shareholders of the Company (PATMI) in the second quarter rose by 22% to $74.4 million on the back of an increase in turnover of 12% to $1.7 billion.

In the first half of 2005, PATMI went up by 40% to $146.7 million with turnover going up by 23% to $3.5 billion. Earnings per share (EPS) went up by 41% to 8.16 cents

Economic Value Added generated in 1H05 was $123.4 million (1H04: $28.0 million). This was achieved on the back of strong operating performances by some business units as well as gains on disposal of investments.

Turnover

	2Q05	2Q04	Growth		1H05	1H04	Growth	
	$'m	$'m	$'m	%	$'m	$'m	$'m	%
Utilities	812	785	27	3.4	1,495	1,467	28	1.9
Marine Engineering (Marine)	467	329	138	41.9	908	571	337	59.0
Logistics	131	108	23	21.3	269	224	45	20.1
Environment Engineering (Enviro)	52	50	2	4.0	104	100	4	4.0
Engineering & Construction (E&C)	190	192	(2)	(1.0)	689	431	258	59.9
Others	32	45	(13)	(28.9)	72	83	(11)	(13.3)
Corporate	1	2	(1)	(50.0)	3	4	(1)	(25)
	1,685	1,511	174	11.6	3,540	2,880	660	22.9

The key growth drivers were the Utilities, Marine and Logistics business units.

Utilities alone accounted for 48% of the Group's turnover. Its energy business in Singapore and integrated utilities business in UK continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined with the completion of some of its projects.

Marine achieved growth of 42% and 59% in 2Q05 and 1H05 respectively. The rig building sector registered the strongest growth followed by ship conversion & offshore and shipbuilding sectors.

Logistics' growth was mainly attributed to its supply chain management business in North Asia and South East Asia.

E&C's turnover was higher in 1Q05 due to recognition of a specific project. However, this has since returned to previous levels in 2Q05.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	2Q05	2Q04	Growth		1H05	1H04	Growth	
	$'m	$'m	$'m	%	$'m	$'m	$'m	%
		(Restated)				(Restated)		
Utilities	36.2	28.3	7.9	27.8	70.8	50.4	20.4	40.4
Marine Engineering (Marine)	21.2	16.9	4.3	25.8	36.0	30.5	5.5	18.2
Logistics (Excl KNI)	8.9	7.4	1.5	19.7	18.2	16.1	2.1	12.8
Environment Engineering (Enviro)	3.3	4.0	(0.7)	(18.5)	7.2	7.8	(0.6)	(7.1)
Engineering & Construction (E&C)	(0.6)	0.8	(1.4)	NM	0.6	1.6	(1.0)	(63.5)
Others	3.5	5.7	(2.2)	(38.7)	8.9	7.7	1.2	15.4
Corporate	0.5	(9.9)	10.4	NM	(10.0)	(23.5)	13.5	57.5
PATMI before exceptional items (Excl KNI)	**73.0**	**53.2**	**19.8**	**37.3**	**131.7**	**90.6**	**41.1**	**45.4**
Exceptional items (EI)	1.4	-	1.4	NM	15.0	-	15.0	NM
PATMI after exceptional items (Excl KNI)	**74.4**	**53.2**	**21.2**	**39.9**	**146.7**	**90.6**	**56.1**	**61.9**
KNI	-	7.7	(7.7)	NM	-	14.5	(14.5)	NM
PATMI	**74.4**	**60.9**	**13.5**	**22.0**	**146.7**	**105.1**	**41.6**	**39.6**

Group's PATMI before exceptional items and KNI in the 2Q05 and 1H05 rose by 37% and 45% respectively over the same periods last year. The strong growth was contributed by Utilities, Marine and Logistics business units.

Utilities' PATMI in 2Q05 and 1H05 was up 28% and 40% respectively. Strong growth continued to come from its UK and Vietnam operations and losses from its offshore engineering were reduced during 2Q05 and 1H05.

Growth in the Group's share of PATMI from its Marine business unit was due to better overall operating profit. Marine's 1H04 results had the benefit of a write back of deferred tax due to the change in the Singapore corporate tax rate.

Higher earnings in Logistics came from Supply Chain Management operations in South East Asia.

The weaker performance by Enviro was due to higher costs for new overseas operations and higher fuel costs. The business environment in which E&C operates continues to be difficult and competitive.

The improvement in Corporate costs was attributed to lower professional fees incurred in respect of Solitaire during the quarter.

The Group also recorded EI gain of $1.4 million for 2Q05 and $15.0 million for 1H05. EI comprised of gains on disposal of associates offset by an unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration.

10. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11. PROSPECTS

Utilities
Operating environment for Utilities remains favourable with the continued good performance in the chemical industry. Singapore operations will continue to generate stable earnings. Overseas businesses will generate stronger earnings contributions underpinned by UK and Vietnam operations. New plants in China will achieve commercial operations this year but will not be expected to contribute significantly to Utilities' earnings in the current year. Offshore Engineering business is poised to turnaround.

Marine
The market outlook for ship repair is expected to remain buoyant amid a competitive environment. For the ship conversion and offshore sector, market fundamentals for Floating Production Storage and Offloading (FPSO) vessels and Floating Storage and Offloading (FSO) vessels continue to remain strong. Rig building demand is expected to be strong mainly due to the need to replace aging rigs and increase in exploration and production activities. Total outstanding order book excluding ship repair, stands at $5.0 billion.

Marine expects higher operating profit in the current year.

Logistics
Logistics expects to perform well in the next reporting period. Supply Chain Management is expected to remain Logistics' primary driver of turnover and earnings, with the highest rates of growth from North Asia operations.

Enviro
Market outlook for Enviro is expected to remain stable with outstanding contracts value of $567 million as at June 30, 2005. Its overseas operations are expected to perform better this year.

E&C
Notwithstanding a more stable outlook for the global construction sector, E&C expects fierce competition to continue. The outstanding contracts value as at June 30, 2005 stands at $2.0 billion of which Process Engineering projects make up 61% and Building & Civil projects make up the remaining 39%. 54% of the total order book is from overseas.

SCI Group
The Group's overall operating performance for 2005 is expected to be better than that of 2004 on a comparable basis, which excludes the profit contribution from KNI in 2004.

12. DIVIDEND

No interim dividend for the period ended June 30, 2005 is recommended.

13. SEGMENTAL REPORTING

Half year ended June 30, 2005

(i) Business segments	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Turnover									
External sales	1,495.4	907.8	268.7	104.1	689.1	71.9	3.4	-	3,540.4
Inter-segment sales	9.0	10.3	0.2	0.9	-	0.9	8.6	(29.9)	-
Total	1,504.4	918.1	268.9	105.0	689.1	72.8	12.0	(29.9)	3,540.4
Results									
Segment results	125.4	56.2	37.3	3.2	0.9	7.3	(1.3)	-	229.0
Interest income	2.6	7.6	5.1	-	0.7	2.0	9.8	(12.3)	15.5
Interest expense	(26.7)	(2.3)	(1.8)	(0.6)	(0.2)	0.1	(13.4)	12.3	(32.6)
	101.3	61.5	40.6	2.6	1.4	9.4	(4.9)	-	211.9
Share of results of associates	0.7	11.0	7.4	5.0	(0.3)	2.6	-	-	26.4
Share of results of joint ventures	9.5	0.0	2.8	-	-	3.3	-	-	15.6
	111.5	72.5	50.8	7.6	1.1	15.3	(4.9)	-	253.9
Taxation	(24.7)	(13.8)	(8.7)	(0.1)	(0.7)	(0.4)	(3.7)	-	(52.1)
Minority interests	(7.1)	(22.7)	(19.2)	(0.3)	0.2	(6.0)	-	-	(55.1)
Net profit for the period	79.7	36.0	22.9	7.2	0.6	8.9	(8.6)	-	146.7
Comprising:									
Net profit before exceptional items	70.8	36.0	18.2	7.2	0.6	8.9	(10.0)	-	131.7
Exceptional items	8.9	-	4.7	-	-	-	1.4	-	15.0
	79.7	36.0	22.9	7.2	0.6	8.9	(8.6)		146.7
Assets									
Segment assets	2,328.8	1,349.9	352.5	142.4	500.2	738.3	310.2	(594.5)	5,127.8
Investment in associates	-	101.1	77.6	64.5	4.8	51.3	-	-	299.3
Investment in joint venture	145.9	9.5	65.6	-	-	187.0	-	-	408.0
Interest bearing assets	163.3	682.5	242.3	17.7	73.5	262.6	645.8	(699.7)	1,388.0
Unallocated assets	17.2	1.6	8.0	4.9	14.1	1.8	77.7	-	125.3
Total assets									7,348.4
Liabilities									
Segment liabilities	842.3	818.2	133.0	32.5	512.2	280.3	1,038.5	(594.5)	3,062.5
Interest bearing liabilities	943.2	152.1	70.6	28.7	12.8	117.0	740.7	(699.7)	1,365.4
Unallocated liabilities	118.8	77.0	13.1	5.3	6.0	18.2	31.1	-	269.5
Total liabilities									4,697.4
Capital expenditure	82.5	53.9	7.5	2.2	5.9	9.7	0.3	-	162.0
Significant non-cash items									
Depreciation and amortisation	44.6	17.4	6.6	4.3	5.6	7.3	4.6	-	90.4
Other non-cash items (including provisions, loss on disposal and exchange differences)	10.8	4.0	1.2	0.9	5.8	6.8	1.5	-	31.0

(ii) Geographical segments	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	1,622.5	3,664.6	73.4
Rest of Asia	755.0	770.3	14.8
Europe	924.7	639.6	68.1
Others	238.2	53.3	5.7
Total	3,540.4	5,127.8	162.0

13. SEGMENTAL REPORTING (Cont'd)

Half year ended June 30, 2004

(i) Business segments	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Turnover									
External sales	1,467.3	570.6	223.5	100.5	431.5	82.8	4.2	-	2,880.4
Inter-segment sales	9.5	5.2	0.1	1.0	1.2	0.8	8.2	(26.0)	-
Total	1,476.8	575.8	223.6	101.5	432.7	83.6	12.4	(26.0)	2,880.4
Results									
Segment results	102.3	42.9	28.7	3.4	2.4	6.6	(25.0)	-	161.3
Interest income	1.5	6.4	0.7	0.1	0.1	1.0	7.0	(6.4)	10.4
Interest expense	(24.2)	(0.9)	(2.1)	(0.1)	(0.5)	(1.5)	(12.9)	6.4	(35.8)
	79.6	48.4	27.3	3.4	2.0	6.1	(30.9)	-	135.9
Share of results of associates	3.5	4.7	28.2	4.4	(0.7)	3.5	-	-	43.6
Share of results of joint ventures	3.7	0.3	2.4	-	-	3.8	-	-	10.2
	86.8	53.4	57.9	7.8	1.3	13.4	(30.9)	-	189.7
Taxation	(29.4)	(5.5)	(6.4)	0.1	0.2	(0.4)	8.2	-	(33.2)
Minority interests	(7.0)	(17.4)	(20.9)	(0.1)	0.1	(5.3)	(0.8)	-	(51.4)
Net profit for the period	50.4	30.5	30.6	7.8	1.6	7.7	(23.5)	-	105.1
Comprising:									
Net profit before exceptional items	50.4	30.5	30.6	7.8	1.6	7.7	(23.5)	-	105.1
Exceptional items	-	-	-	-	-	-	-	-	-
	50.4	30.5	30.6	7.8	1.6	7.7	(23.5)	-	105.1
Assets									
Segment assets	2,301.4	1,211.7	365.3	140.4	477.3	807.8	496.4	(555.1)	5,245.1
Investment in associates	33.9	43.5	377.9	69.2	5.3	43.2	4.2	-	577.2
Investment in joint ventures	111.1	1.9	19.0	-	-	66.2	109.3	-	307.6
Interest bearing assets	256.1	421.6	118.9	2.4	95.1	121.1	545.3	(616.6)	943.9
Unallocated assets									118.6
Total assets									7,192.4
Liabilities									
Segment liabilities	887.6	467.2	133.2	32.8	494.8	440.4	438.6	(555.1)	2,339.5
Interest bearing liabilities	1,133.7	159.4	280.5	5.1	45.8	278.4	861.5	(616.6)	2,147.8
Unallocated liabilities									226.8
Total liabilities									4,714.1
Capital expenditure	32.5	20.5	16.6	4.3	2.2	4.8	0.5	-	81.4
Significant non-cash items									
Depreciation and amortisation	41.3	18.9	7.1	4.1	4.3	8.3	4.5	-	88.5
Other non-cash items (including provisions, loss on disposal and exchange differences)	8.1	2.9	1.3	0.1	8.5	0.3	3.1	-	24.3

(ii) Geographical segments	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	1,533.9	3,945.7	43.4
Rest of Asia	501.9	697.7	20.0
Europe	571.3	548.6	17.3
Others	273.3	53.1	0.7
Total	2,880.4	5,245.1	81.4

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

Utilities segments offer a range of fully integrated industrial site services, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration plants in Singapore in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Logistics segment provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Engineering and Construction segment is engaged in turnkey construction, design consultancy, infrastructure development and project management.

Others segment comprises businesses relating to internet services provider, minting, hotels, properties, resorts and industrial parks.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2Q05	**1H05**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Tuas Power Ltd/PowerSeraya Limited[1]	122,789	203,616
-Temasek Capital (Private) Limited and its Associates	1,349	2,480
-PSA International Pte Ltd and its Associates	628	1,250
-Wildlife Reserves Singapore Pte Ltd and its Associates	379	745
- Singapore Power Ltd and its Associates	189	301
- Singapore Technologies Telemedia Pte Ltd and its Associates	142	278
- Singapore Technologies Pte Ltd and its Associates	1	179
	125,477	208,849
Singapore Petroleum Co Ltd and its Associates	211	4,100
Starhub Ltd and its Associates	621	1,194
Singapore Technologies Engineering Limited and its Associates	-	925
SNP Corporation Ltd and its Associates	159	313
Singapore Airlines Limited and its Associates	-	161
	126,468	215,542
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Temasek Capital (Private) Limited and its Associates [2]	117,504	205,548
- Singapore Power Ltd and its Associates	887	1,748
	118,391	207,296
ST Engineering Ltd and its Associates	208	748
	118,599	208,044
Treasury		
Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its Associates	20,330	20,330
Total Interested Person Transactions	**265,397**	**443,916**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2005 to June 30, 2005.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
August 11, 2005